UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107		SCHEDULE 13G

1.	Names of Reporting Persons Watt/TNHC LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 662,743

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 662,743

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 662,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%*

12.	Type of Reporting Person (See Instructions) OO

* Based on 20,438,409 shares of Common Stock issued and outstanding as of October 29, 2018, as reported by the issuer on its most recent Form 10-Q filed October 31, 2018.

CUSIP No. 645370107			SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: The New Home Company Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 85 Enterprise, Suite 450, Aliso Viejo, California 92656

Item 2.
	(a)	Name of Person Filing: Watt/TNHC LLC
	(b)	Address of Principal Business Office or, if none, Residence: 2716 Ocean Boulevard, Suite 2025, Santa Monica, CA 90405
	(c)	Citizenship: A California limited liability company
	(d)	Title of Class of Securities: Common stock, par value $0.01 per share
	(e)	CUSIP Number: 645370107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 645370107	SCHEDULE 13G

Item 4.	Ownership.
(a) Amount Beneficially Owned: 662,743
(b) Percent of Class: 3.2%
(c) Number of shares as to which such person has:
(i) sole power to vote or direct to vote: 662,743
(ii) shared power to vote or direct to vote: 0
(iii) sole power to dispose of or to direct the disposition of: 662,743
(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☒

See Item 9 of this Schedule 13G, which is incorporated by reference herein.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
See Exhibit A.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 13, 2019

Watt/TNHC LLC,
A California limited liability company

By:		Watt Residential LLC,
A California limited liability company,
Its Managing Member

	By:	/s/ Howard Press
Howard Press, President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

Dissolution of Group

As noted in the original Schedule 13G and its subsequent amendments, Watt/TNHC LLC (“Watt”) was previously party to an Investor Rights Agreement (the “Investor Rights Agreement”), dated as of February 5, 2014, by and among Watts, The New Home Company Inc. (the “Company”), TCN/TNHC LP, a Delaware limited partnership (“Tricon”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), and H. Lawrence Webb, Wayne Stelmar, Joseph D. Davis, and Thomas Redwitz, as individuals (together with Tricon and IHP, the “Investors”), as a result of which Watt and the Investors may have been deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act. On May 22, 2018, the Company, Watt, and the Investors entered into an amendment to the Investor Rights Agreement, pursuant to which the Investor Rights Agreement was terminated as to each of Watt and Tricon. As a result, Watt is no longer bound by the voting obligations set forth in the Investor Rights Agreement, and Watt is no longer filing as a member of a “group” within the meaning of Section 13(d)(3) of the Act. All further filings with respect to transactions in the security reported on will be filed, if required, by Watt in its individual capacity.